As filed with the U.S. Securities and Exchange Commission on January 27, 2011
Registration No.  333- 133162

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________

EMBRAER S.A.
(formerly named Embraer-Empresa Brasileira de Aeronáutica S.A.)
 (Exact name of issuer of deposited securities as specified in its charter)

Embraer-Brazilian Aviation Company Inc. (formerly named Rio Han Holding Company)
(Translation of issuer's name into English)

The Federative Republic of Brazil
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

1 Chase Manhattan Plaza, Floor 58, New York, NY, 10005-1401
Telephone (800) 990-1135
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________

National Registered Agents, Inc.
875 Avenue of the Americas, Suite 501
New York, New York 10001
1-800-767-1553
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466
☒	immediately upon filing
☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
American Depositary Shares to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing four common shares, without par value, of Embraer S.A.	N/A	N/A	N/A	N/A
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Amendment to the Deposit Agreement filed as (a)(2) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (13)

	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)

	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (13)

	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (14)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (17) and (18)

	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (3)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)

	(x)	Limitation upon the liability of the Depositary	Paragraph (15)

(3)	Fees and Charges		Paragraphs (7)

Item 2.  AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)
Statement that Embraer S.A., as successor in interest, is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.
Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(1)
Form of Deposit Agreement.  Form of Deposit Agreement dated as of April 4, 2006 among Embraer S.A., as successor in interest, JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement")

(a)(2)
Form of Amendment to Deposit Agreement.  Form of Amendment to Deposit Agreement dated as of           , 2011 among Embraer S.A., the Depositary, and all holders from time to time of American Depositary Receipts issued thereunder, including the Form of American Depositary Receipt, is filed herewith as Exhibit (a)(2).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Previously filed.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney. Included as part of the signature pages hereto.

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on January 27, 2011.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Gregory A. Levendis
Name:	Gregory A. Levendis
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Embraer S.A. certifies that it has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of São José dos Campos, State of São Paulo, Brazil, on January 27, 2011.

EMBRAER S.A.

By:	/s/ Frederico Pinheiro Fleury Curado
Name:	Frederico Pinheiro Fleury Curado
Title:	President and Chief Executive Officer

By:	/s/ Luiz Carlos Siqueira Aguiar
Name:	Luiz Carlos Siqueira Aguiar
Title:	Executive Vice President Financial & CFO

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Frederico Pinheiro Fleury Curado  and Luiz Carlos Siqueira Aguiar, as his or her true and lawful attorneys-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement and any and all amendments (including post effective amendments) and supplements thereto, jointly or individually, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or her might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agent, or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons on January 27, 2011 in the capacities indicated:

SIGNATURES

Signature	Title

/s/ Maurício Novis Botelho	Chairman of the Board of Directors
Maurício Novis Botelho

/s/ Frederico Pinheiro Fleury Curado	President and Chief Executive Officer
Frederico Pinheiro Fleury Curado

/s/ Luiz Carlos Siqueira Aguiar	Executive Vice President Financial & CFO
Luiz Carlos Siqueira Aguiar

/s/ Hermann Wever	Director
Hermann Wever

/s/ Aprígio Eduardo de Moura Azevedo	Director
Aprígio Eduardo de Moura Azevedo

/s/ Claudemir Marques de Almeida	Director
Claudemir Marques de Almeida

/s/ Cecília Mendes Garcez Siqueira	Director
Cecília Mendes Garcez Siqueira

/s/ Ingo Plöger	Director
Ingo Plöger

/s/ Israel Vainboim	Director
Israel Vainboim

/s/ Paulo Cesar de Souza Lucas	Director
Paulo Cesar de Souza Lucas

/s/ Samir Zraick	Director
Samir Zraick

/s/ Sérgio Eraldo de Salles Pinto	Director
Sérgio Eraldo de Salles Pinto

/s/ Wilson Carlos Duarte Delfino	Director
Wilson Carlos Duarte Delfino

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Embraer S.A., has signed this Registration Statement in New York, New York, on January 20, 2011.

Authorized U.S. Representative

By:	/s/Joanne Caswell
National Registered Agents, Inc. Name: Joanne Caswell, VP

 INDEX TO EXHIBITS

Exhibit Number

(a)(2)	Form of Amendment to Deposit Agreement

(e)	Rule 466 Certification